Richard E. Baltz Richard.Baltz@aporter.com +1 202.942.5124 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

December 6, 2013

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Global Income Trust, Inc.

Schedule 14D-9 filed November 22, 2013

File No. 5-87701

Dear Ms. Chalk:

On behalf of Global Income Trust, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated December 3, 2013. To facilitate your review, we have set forth each of the Staff’s comments followed by the Company’s response.

Schedule 14D-9 filed November 22, 2013

Reasons for the Recommendation, page 4

1.

Refer to the third bullet point on page 4. In support of the Company’s recommendation to reject the Offer, you assert that it is subject to a number of conditions “some of which provide the Bidder with the sole discretion to determine whether the conditions have been met, such as the Bidders’ determination as to whether there has been any change or development that has a material adverse effect with respect to either the value of the Company or the value of the Shares to the Bidders.” However, the language in Section 13. Conditions of the Offer section of the Bidder’s Offer to Purchase appears to include a more objective “reasonableness standard.” See Section 13(a) of the Offer to Purchase, which states that a material adverse effect for purposes will be determined “in the reasonable judgment of the Purchasers.” In light of this qualifier, which appears several times throughout the Conditions section, please explain your assertion or revise it in the Schedule 14D-9.

Christina Chalk

December 6, 2013

The Company has again reviewed the Bidders’ disclosure in Section 13 and considered the Staff’s comment. For the reasons set forth below, the Company does not believe that a revision to the Schedule 14D-9 is necessary.

In Release No. 34-43069 (July 31, 2000) , the Commission stated: “we believe . . . that a tender offer can be subject to conditions only where the conditions are based on objective criteria, and the conditions are not within the bidder’s control.” While the Company acknowledges that some of the Bidder’s conditions satisfy these standards, others do not. In that regard, a “reasonable judgment” standard is not objective when that standard will be applied by the Bidders “for the sole benefit” of the Bidders. Clearly, there is an irreconcilable conflict between the two statements. In the Company’s view, its position is further reinforced by the onerous conditions under which a party challenging the Bidders’ determination would be subject. “Any determination by the [Bidders] concerning the events described above will be final and binding upon all parties, subject, of course, to the parties’ ability to seek review of any contested determination in Washington State Court pursuant to Section 16.” Section 16 provides, in pertinent part, that “by tendering your Shares, you agree to resolve any disputes that may arise between you and the [Bidders] or the Depositary without a jury trial, to subject yourself to personal jurisdiction in King County, Washington, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.” This limited ability to challenge the reasonable of the Bidders’ determinations (or any other aspect of the Offer) is inconsistent with the types of objective and verifiable conditions identified by the Commission in Release No. 34-43069. Accordingly, the Company believes that its assertion in the Schedule 14D-9 is appropriate and accurate.

2.	Refer to the last sentence in the same (third) bullet point on page 4 of the Schedule 14D9. In that sentence, you note that “[t]he Board also noted that an amendment or termination of the Offer can occur with less than a day’s notice to stockholders.” This is cited as a reason for the Board’s recommendation that shareholders reject the Offer. Please revise to note that if the Offer terms are amended, the Offer would have to be extended to allow shareholders time to learn of and react to the change, unless sufficient time existed in the Offer such that an extension would not be necessary. In addition, revise to note that the Offer could be terminated only upon the occurrence or “failure” of one of the listed Offer conditions described in the Offer to Purchase.

Christina Chalk

December 6, 2013

In the Schedule 14D-9, the Company “acknowledges that because the Company suspended its Redemption Plan and there currently is no trading market for the Shares, an individual stockholder may determine whether to tender based on, among other things, his or her individual liquidity needs.” As one of several enumerated factors considered in making its recommendation, the Board concluded that the Company’s shareholders, some of whom may desire immediate liquidity, should understand that the Offer may not provide that liquidity on the stated terms or at all. Accordingly, in the referenced bullet , the Company noted that “[t]here is no guarantee that the Offer can or will be completed as soon as the Bidders imply, if at all.” The remainder of the bullet simply highlights additional uncertainties associated with the Offer. The Company did not intend to address the Bidders’ obligation to provide shareholders with sufficient time to consider changes to the Offer or the right to terminate the Offer.

The Company has authorized us to acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 942-5124 or by email at richard.baltz@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Richard E. Baltz
Richard E. Baltz